Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We consent to the incorporation by reference in the registration statements (Nos. 333-163860 and 333-53422) on Form S-8 of the Canadian National Railway Company of our report dated June 23, 2015, with respect to the statements of net assets available for benefits of the Canadian National Railway Management Savings Plan for U.S. Operations as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year  ended December  31, 2014, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Canadian National Railway Company Management Savings Plan for U.S. Operations.

(signed)

KPMG LLP

Chicago, Illinois
June 23, 2015